June 13, 2025

Patrick Huvane
Executive Vice President
LGL GROUP INC.
2525 Shader Road
Orlando, Florida 32804

       Re: LGL GROUP INC.
           Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed June 5, 2025
           File No. 333-249639
Dear Patrick Huvane:

     We have reviewed your post-effective amendment and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed June 5, 2025 Cover Page

1. We note that you are seeking to post-effectively amend your registration statement that was originally declared effective on October 23, 2020. During the time period since effectiveness, approximately four years and 5 months have elapsed without an update to your registration statement under Section 10(a)(3) as required by the undertakings you provided in Item 512(a)(1) of Regulation S-K. Please explain (i)
       how you believe the offering is consistent with the principles in Securities Act Rule
       415(a)(2), which sets forth a two-year limitation on the amount of securities that may be offered and sold in a continuous offering under Rule 415(a)(1(ix) and (ii) whether you have been conducting offers and sales during the time period during which the financial statements had not been updated under Section 10(a)(3).
 June 13, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing